T1 Energy Inc.

1211 E 4th Street

Austin, Texas 78702

September 3, 2025

VIA EDGAR

Erin Donahue

Jennifer Angelini

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	T1 Energy Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed June 5, 2025 File No. 333-286455

Dear Sir or Madam:

This letter is submitted by T1 Energy Inc. (the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 9, 2025 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-286455) filed with the Commission on June 5, 2025. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments as well as other updates.

General

1.	We note your response to prior comment 1, but are unable to concur with your analysis. In order to conduct this offering consistent with Rule 415(a)(1)(i) of the Securities Act and Item 501(b)(3) of Regulation S-K, the securities to be offered for resale must be on a recognized and established trading market. The response indicates you have begun the process of applying for the Series A Convertible Preferred Stock to be listed on the New York Stock Exchange. Accordingly, please revise to disclose a fixed price at which the selling stockholders will sell Series A shares until they are listed on the NYSE, after which the shares can be offered and sold at prevailing market prices or at negotiated prices. Include additional disclosure regarding your intent to list the Series A shares and risk factor disclosure as appropriate.

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 3 and 4 of Amendment No. 2.

2.	We note your response to prior comment 2. Please further revise disclosure in the selling securityholders section to discuss or cross-reference the rights of Trina Solar (Schweiz) AG to nominate directors, as disclosed on page 2, and file the cooperation agreement as an exhibit. Additionally disclose the natural person(s) who have voting and investment control of the shares to be offered for resale by Trina Solar (Schweiz) AG, or tell us why you believe such disclosure is not required. Refer to Item 507 of Regulation S-K and Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 9 and 13 of Amendment No. 2. Please note that the Company previously filed the Cooperation Agreement as Exhibit 10.5 to the Current Report on Form 8-K filed with the Commission on December 27, 2024, but in response to the Staff’s comment, the Company has revised the exhibit index and incorporated by reference to the Cooperation Agreement filed with the Commission on December 27, 2024 as Exhibit 10.5 to Amendment No. 2.

T1 Energy | www.t1energy.com	1

3.	We note your response to prior comment 3. Please further revise your disclosure to clearly identify the rights that purchasers of Series A Preferred Convertible Stock pursuant to this registration statement will have. Without limitation, please address the following items:

●	Revise your disclosure to clearly state that each share of Series A stock is currently convertible into 2.5 shares of common stock, based on the current conversion price (subject to dilution adjustments).

●	Clarify when the conversion price may be adjusted to $1.79 based on the stock purchase agreement, discuss the related effects on then-current holders of Series A stock (i.e., that they will be entitled to receive fewer shares, 1.79 compared with 2.5, if true), and disclose how you will inform holders.

●	Identify relevant dates (i.e., rather than by reference to the “Closing Date”), including when conversions can start, when the required redemption will occur, and any record dates in relation thereto.

●	Revise to explain the reference to “aggregate issue price” payable upon redemption. Quantify to the extent possible the per share issue price that holders would be entitled to receive.

In response to the Staff’s comment, the Company has supplemented its disclosure on pages 2-3 and 8-9 of Amendment No. 2. The Company further advises the Staff that the conversion ratio is set forth in the Certificate of Designation for the Convertible Preferred Stock included as Exhibit C to the Preferred Stock Purchase Agreement previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on November 6, 2024, which was amended by Encompass and the Company on August 13, 2025 pursuant to the Third Amendment to the Preferred Stock Purchase Agreement (as previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on August 14, 2025).

Each share of the then-issued Convertible Preferred Stock is convertible based on a conversion price of (i) $1.70 per share of Common Stock for the First Tranche Preferred Stock, and (ii) $1.90 per share of Common Stock for the Second Tranche Preferred Stock if the 10-Day VWAP of the Common Stock immediately prior to the Conversion Date is $2.50 or more per share of Common Stock (being the greater of the conversion prices for the Second Tranche Preferred Stock), and assuming no accrued and unpaid dividends. The conversion price of the Second Tranche Preferred Stock will be reduced to $1.70 per share of Common Stock in the event that the 10-Day VWAP of the Common Stock immediately prior to the Conversion Date is less than $2.50 per share of Common Stock. Upon such reduction of the conversion price, each share of the then-issued Convertible Preferred Stock will be convertible into approximately 5.88 shares of Common Stock, up to an aggregate of approximately 58,823,529 shares of Common Stock, in whole and not in part, based on the reduced conversion price (subject to dilution adjustments), and holders can expect to receive additional Underlying Shares as compared to the conversion price of $1.90 for the Second Tranche Preferred Stock. The Second Tranche Preferred Stock will be issued on the Second Tranche Closing Date, being 10 Business Days following the date the Company notifies Encompass of its decision to exercise the Second Tranche Option.

Additionally, under the terms of the Third Amendment to the Preferred Stock Purchase Agreement, if the Company issues any shares of preferred stock with a Lower Conversion Price between the date of the Preferred Stock Purchase Agreement and one (1) year following the Second Tranche Closing Date, it shall make such amendment as is necessary to the terms of the Second Tranche Preferred Stock so that the conversion price applicable to the Second Tranche Preferred Stock is no higher than the Lower Conversion Price (with such Lower Conversion Price to be no lower than $1.05 in any event). If the Second Tranche Closing does not occur by December 31, 2026, then the Company shall issue warrants to Encompass which are exercisable for 3,500,000 shares of the Common Stock at a purchase price of $0.01 per share upon certain conditions.

In addition, the Company advises the Staff that there are no record dates in relation to the relevant dates of the conversion or required redemption. As stated in the previously disclosed Certificate of Designation for the Convertible Preferred Stock, the “Issue Price” means an amount per share of Convertible Preferred Stock equal to $10.00 and therefore the “aggregate Issue Price” would equal up to $100,000,000 assuming all shares of Convertible Preferred Stock are fully issued and outstanding across both the First Tranche Preferred Stock and the Second Tranche Preferred Stock at the time of redemption.

Exhibits

4.	Please revise your exhibit index and file the authorized certificate of designation for your Series A Convertible Preferred Stock (including its related Exhibits A-C) pursuant to Item 601(b)(4) of Regulation S-K. In this regard, we note that Exhibit C included with the stock purchase agreement filed as Exhibit 10.2 is a “form of” certificate of designation, with blank dates and bracketed number of shares in the initial and second tranches.

In response to the Staff’s comment, the Company has revised the exhibit index and filed the authorized amended and restated certificate of designation (together with its related Exhibits A-C) as Exhibit 4.1 to Amendment No. 2.

*     *     *

T1 Energy | www.t1energy.com	2

Please contact Denis Klimentchenko at +44 20 7519-7000 or via email at denis.klimentchenko@skadden.com should you require further information.

Sincerely,

/s/ Daniel Barcelo
Daniel Barcelo

Chief Executive Officer and Chairman of the Board of Directors

T1 Energy Inc.

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

T1 Energy | www.t1energy.com	3